UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 32)

BEACON ROOFING SUPPLY, INC.
(Name of Subject Company)

QUEEN MERGERCO, INC. (Name of Filing Person (Offeror)) QXO, INC. (Name of Filing Person (Parent of Offeror)) QUEEN HOLDCO, LLC QUEEN TOPCO, LLC
(Name of Filing Persons (Other))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

073685109
(CUSIP Number of Class of Securities)

Christopher Signorello Chief Legal Officer Five American Lane Greenwich, CT 06831 (888) 998-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to: Scott A. Barshay Nickolas Bogdanovich Stan Richards Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 32 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, this “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2025 by QXO, Inc., a Delaware corporation (“QXO”), and Queen MergerCo, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QXO. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”), at $124.35 per Share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated March 31, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Amended and Restated Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(G) and (a)(1)(H), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Except as otherwise set forth in this Amendment, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Amendments to Schedule TO and Offer to Purchase

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO and the disclosure under “Summary Term Sheet” in the Offer to Purchase are hereby amended and supplemented by revising and restating in its entirety the fifth paragraph of subsection “—Do you have the financial resources to pay for the Shares?” of the “Summary Term Sheet” as follows:

“On April 16, 2025, QXO entered into an underwriting agreement with Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC (collectively, the “Underwriters”), pursuant to which QXO sold 37,735,850 shares of QXO’s common stock, at a public offering price of $13.25 per share (the “Equity Offering”). In connection with the Equity Offering, QXO granted the Underwriters an option to purchase up to an additional 5,660,377 shares of QXO’s common stock. QXO received net proceeds from the Equity Offering, after deducting underwriting discounts and commissions, of approximately $490.0 million (or will receive approximately $564.2 million if the Underwriters exercise in full their option to purchase additional shares).

QXO and the Purchaser expect, based upon the combination of internally available cash, borrowings under the Committed Debt Financing, net proceeds from the Private Placement and Equity Offering, to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer, to refinance certain indebtedness in connection with the transaction and to pay related fees and expenses. Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition. See “The Offer—Section 10—Source and Amount of Funds.””

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO and the disclosure under Section 10 “Source and Amount of Funds” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraphs at the end of Section 10:

“Equity Offering.

On April 16, 2025, QXO entered into an underwriting agreement with Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC (collectively, the “Underwriters”), pursuant to which QXO sold 37,735,850 shares of QXO’s common stock, at a public offering price of $13.25 per share (the “Equity Offering”). In connection with the Equity Offering, QXO granted the Underwriters an option to purchase up to an additional 5,660,377 shares of QXO’s common stock. QXO received net proceeds from the Equity Offering, after deducting underwriting discounts and commissions, of approximately $490.0 million (or will receive approximately $564.2 million if the Underwriters exercise in full their option to purchase additional shares).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(JJ)	Excerpt from the Current Report on Form 8-K filed by Beacon Roofing Supply, Inc. with the Securities and Exchange Commission on April 21, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2025

QXO, INC.

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Chief Legal Officer

QUEEN MERGERCO, INC.

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Secretary

QUEEN HOLDCO, LLC

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Secretary

QUEEN TOPCO, LLC

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Secretary